Exhibit 99.1

IceCure Receives Notice of Allowance in China for Novel Cryogenic Pump for Next-Generation Cryoablation Technology

This latest IP win rounds out protection for the cryogenic pump in major global market following grants for the same patent in the U.S., Europe and Japan

CAESAREA, Israel, March 17, 2025 – IceCure Medical Ltd. (Nasdaq: ICCM) (“IceCure”, “IceCure Medical” or the “Company”), developer of minimally-invasive cryoablation technology that destroys tumors by freezing as an alternative to surgical tumor removal, today announced it has received a Notice of Allowance for its invention titled “Cryogenic System Connector” from the China National Intellectual Property Administration.

The novel cryogenic pump enables IceCure to bring to market a new generation of cryoablation systems with a small footprint for a wide range of clinical applications. It also expands the Company’s portfolio of products to include a broader range of thinner cryoprobes and catheters.

IceCure’s novel cryogenic pump is submersible in liquid nitrogen (“LN2”), works in a closed circuit, enables temperature control of the cryoprobe, improves the cooling rate during a procedure, and is designed to be used for multiple procedures or longer duration procedures without the need to refill LN2.

“With over 50 granted patents for cryoablation systems and cryoprobes, we believe IceCure is the clear global leader in LN2-based cryoablation. Our intellectual property, a growing number of regulatory approvals and increasing commercial traction support our aim to improve healthcare by de-escalating surgery across indications through safe and effective cryoablation procedures,” stated Eyal Shamir, IceCure’s Chief Executive Officer.

About IceCure Medical

IceCure Medical (Nasdaq: ICCM) develops and markets advanced liquid-nitrogen-based cryoablation therapy systems for the destruction of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The Company’s flagship ProSense® system is marketed and sold worldwide for the indications cleared and approved to date including in the U.S., Europe and China.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statements in this press release when it discusses: that the novel cryogenic pump enables IceCure to bring to market a new generation of cryoablation systems with a small footprint for a wide range of clinical applications; the Company’s belief that it is the clear global leader in LN2-based cryoablation; and the belief that its intellectual property, growing number of regulatory approvals, and increasing commercial traction support its aim to improve healthcare. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among others: the Company’s planned level of revenues and capital expenditures; the Company’s available cash and its ability to obtain additional funding; the Company’s ability to market and sell its products; legal and regulatory developments in the United States and other countries; the Company’s ability to maintain its relationships with suppliers, distributors and other partners; the Company’s ability to maintain or protect the validity of its patents and other intellectual property; the Company’s ability to expose and educate medical professionals about its products; political, economic and military instability in the Middle East, specifically in Israel; as well as those factors set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 3, 2024, and other documents filed with or furnished to the SEC which are available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Email: investors@icecure-medical.com

Michael Polyviou

Phone: 732-232-6914

Todd Kehrli

Phone: 310-625-4462